INFORMATION STATEMENT PURSUANT TO SECTION 14(f)
                     OF THE SECURITIES EXCHANGE ACT OF 1934
                            AND RULE 14f-1 THEREUNDER

                    REPORT OF CHANGE IN MAJORITY OF DIRECTORS

                                January 14, 2002

Golden Hole, Inc. (the "Company") is sending this Information Statement to you and each of the Company's other stockholders with respect to the appointment of its new Board of Directors. The appointment of a new board of directors is occurring pursuant to the Share Exchange Agreement (the "Agreement") dated January 14, 2002, between Golden Hole, Inc., a Nevada corporation, and International Plastics and Equipment Corp., a Pennsylvania corporation ("IPEC").

Under the Agreement, the Company is acquiring 100% of the outstanding ownership interests of IPEC in exchange for 9,489,796 shares of its Common Stock (the "Acquisition"). The Agreement provides that upon consummation of the Acquisition, all of the existing members of the Board of Directors will resign and three (3) persons designated by IPEC will become directors of the Company.

This information is provided for information purposes only. We are not soliciting proxies in connection with the items described herein. You are urged to read this Information Statement carefully. You are not, however, required to take any action.

The information contained in this Information Statement concerning IPEC and the designees for the Company's Board of Directors has been furnished to the Company by IPEC and the designees, and the Company assumes no responsibility for the accuracy, completeness or fairness of any of that information.

At the close of business on December 26, 2001, there were 465,000 shares of the Company's Common Stock issued and outstanding. The Company's Common Stock is the only class of its securities outstanding having the right to vote for the election of directors of the Company. Each share of Common Stock entitles its record holder to one vote.

This Information Statement is being sent on or about January 14, 2002.


BOARD DESIGNEES

The three persons listed below in this Information Statement (the "Board Designees") are to be elected to the Board of Directors upon the closing of the
Acquisition:


NAME AND ADDRESS OF DESIGNEE            AGE     OCCUPATION

Joseph Giordano, Jr.                    51      President of IPEC.  Chief Executive Officer of
                                                Giordano Construction Company, Inc.





NAME AND ADDRESS OF DESIGNEE            AGE     OCCUPATION

Joseph M. Giordano                      28      President of Everclear Communication LLC
Charles J. Long, Jr.                    40      Secretary and Treasurer of IPEC.  President of
                                                E. Long Holdings.

JOSEPH M. GIORDANO, JR.

Mr. Giordano has been the President of IPEC since December 1994. Mr. Giordano has also been the Chief Executive Officer of Giordano Construction Company, Inc. ("Giordano Construction") since 1998 and was the President of Giordano Construction from 1973 through 1999. Giordano Construction provides general, commercial, industrial and telecommunications construction services. Since January 2000, Mr. Giordano has been a principal shareholder and director of Everclear Communication LLC (Walton, Kentucky), a telecommunication construction services company. Joseph Giordano, Jr., is the father of Joseph M. Giordano.

JOSEPH M. GIORDANO

Mr. Giordano has been the President of Everclear Communication LLC since January 2000. Since 1991 Mr. Giordano has been employed by Giordano Construction. Mr. Giordano was a Jobsite Superintendent for Giordano Construction Company from 1991 to 1994. From 1994 to 1998, Mr. Giordano served as the Vice President of Operations and since 1998 Mr. Giordano has been the President of Giordano Construction. Joseph M. Giordano, is the son of Joseph Giordano, Jr.

CHARLES J. LONG

Mr. Long has been the corporate Secretary and Treasurer of IPEC since 1996. Mr. Long has also been the President of E. Long Holdings (New Castle, Pennsylvania) since 1984. E. Long Holdings is a private company which provides paving construction services. Since 1990, Mr. Long has been the President of Hackers Inc. (Volant, Pennsylvania), a private company which owns and manages a golf course facility.


SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth information, as December 26, 2001, with respect to the beneficial ownership of the Company's Common Stock by each person known by the Company to be the beneficial owner of more than five percent (5%) of the outstanding Common Stock and by directors and officers of the Company, both individually and as a group:

                                        SHARES OWNED BENEFICIALLY
BENEFICIAL OWNERS                              AND OF RECORD                  PERCENT OF CLASS (1)<F1>
Gregory F. Martini                                 -0-                                 -


Information Statement Pursuant to Section 14(f) dated January 14, 2002 - Page 2




                                        SHARES OWNED BENEFICIALLY
BENEFICIAL OWNERS                              AND OF RECORD                  PERCENT OF CLASS (1)
Officers and directors as a group                  -0-                                 -
(1 person)
----------

(1)<F1>   Based on 465,000 shares outstanding on December 26, 2001.


LEGAL PROCEEDINGS

As of the date of this statement, there is no material proceeding to which any director, officer, affiliate, or shareholder of the Company is a party adverse to the Company.


DIRECTORS AND EXECUTIVE OFFICERS

EXISTING DIRECTORS AND OFFICERS.

The directors and officers of the Company are as follows:


NAME                          AGE                          POSITION
Gregory F. Martini            39                  Sole officer and Director

The Company's officers and directors serve until the next annual meeting of the shareholders or until their death, resignation, retirement, removal, or disqualification, or until their successors have been duly elected and qualified. Vacancies in the existing Board of Directors are filled by majority vote of the remaining Directors. Officers of the Company serve at the will of the Board of Directors. The Company's Board of Directors does not have any standing audit, nominating, or compensation committees.

GREGORY F. MARTINI, has been President and sole officer and Director of the Company since February 15, 2000. Mr. Martini was the President and Treasurer of LightTouch Vein & Laser, Inc., an Ohio corporation ("LightTouch) in 1997 and 1998. LightTouch is a wholly-owned subsidiary of LightTouch Vein Laser, Inc., Nevada corporation ("LightTouch Nevada"). In 1999, Mr. Martini was appointed as the Vice President and Treasurer of LightTouch. He served as the President and sole Director of LightTouch Nevada until September, 2000. As a result of a merger between LightTouch Nevada and Vanishing Point, Inc., Mr. Martini became the Co-CEO and Co-President of LightTouch Nevada. LightTouch Nevada is a reporting issuer with the Securities and Exchange Commission.

Mr. Martini has also been the President and a Director of Intram Investment Corporation, a private corporation located in Union, Kentucky, which renders investment advice to individuals and firms.


Information Statement Pursuant to Section 14(f) dated January 14, 2002 - Page 3

From May 1996 to June 1998, Mr. Martini was the managing director and head of high yield capital markets for Union Bank of Switzerland, New York, New York. He was employed by Citicorp Securities, Inc., New York, New York, in a similar capacity from June 1993 to April 1995. While at Citicorp he was responsible for 30 professionals in sales, research, and trading, and managed over $250 million of inventory in high yield securities. From October 1989 to September 1991, he was managing director at BT Securities, New York, New York, where he had responsibility for managing that firm's high yield debt securities. Mr. Martini was Vice-President, high yield securities for Salomon Brothers, New York, New York, from April 1986 to October 1989.

Mr. Martini holds a bachelors degree in Finance and Accounting from Xavier University in Cincinnati, Ohio since 1984, and received his designation as a Chartered Financial Analyst (CFA) in 1987. Mr. Martini maybe deemed to be the "promoter" of the Company within the meaning of the Rules and Regulations under Federal Securities Laws.

COMPLIANCE WITH SECTION 16(A) OF THE SECURITIES EXCHANGE ACT OF 1934

Since the Company ceased operations, the Company knows of no person, who at any time during the subsequent fiscal years, was a director, officer, beneficial owner of more than ten percent of any class of equity securities of the registrant registered pursuant to Section 12 ("Reporting Person"), that failed to file on a timely basis any reports required to be furnished pursuant to
Section 16(a). Based upon a review of Forms 3 and 4 furnished to the registrant under Rule 16(a)-3(d) during its most recent fiscal year, other than disclosed below, the registrant knows of no Reporting Person that failed to file the required reports during the most recent fiscal year or prior years.

Greg Martini, Robert Blakely and Christine Blakely were each required to file an Initial Statement of Beneficial Ownership of Securities on Form 3 at the time of the registration of the Company's securities under Section 12(g) of the Exchange Act. Arnold S. Grunvig and Lorraine Grundvig were each required to file an Initial Statement of Beneficial Ownership of Securities on Form 3 upon the acquisition of more than 10% of the Company's outstanding shares. To the best knowledge and belief of the Company, none of such persons made a timely filing of Form 3. Arnold S. Grunvig and Lorraine Grundvig were each required to file a report on Form 5 upon the disposition of their shares. To the best of the Company's knowledge, as of the date of this Information Statement, no Form 5 had been filed by the Grunvig's.

To the best of the Company's knowledge, as of the date of this statement, neither Robert Blakely, Christine Blakely, Arnold S. Grunvig nor Lorraine Grundvig had filed a report on Form 5 for the fiscal years ended December 31, 2000 or 2001.

EXECUTIVE COMPENSATION

None of the officers and/or directors receive any compensation for their respective services rendered to the Company, nor have they received such compensation in the past. They all have agreed to act without compensation until authorized by the Board of Directors, which is not expected to occur


Information Statement Pursuant to Section 14(f) dated January 14, 2002 - Page 4 until the Company has generated revenues from operations after consummation of a merger or acquisition.


CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

There have been no material transactions during the two prior fiscal years between the Company or any executive officer, nominee for election as a director, any security holder owning more than five percent of the Company's outstanding shares, or any immediate family member of any of the foregoing.










Information Statement Pursuant to Section 14(f) dated January 14, 2002 - Page 5


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